Mail Stop 6010   December 3, 2008

Michael E. Tarvin, Esq.
Executive Vice President, General Counsel and Secretary
Select Medical Holdings Corporation
4714 Gettysburg Road
P.O. Box 2034
Mechanicsburg, Pennsylvania 17055

> **Re: Select Medical Holdings Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 25, 2008**
> **File No. 333-152514**

Dear Mr. Tarvin:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Nine Months Ended September 30, 2008 Compared to Nine Months Ended September 30, 2007, page 62

1. Please provide a more robust discussion of the reasons for the increase in your operating expenses. For example, explain what led to the increase in your labor expenses. In our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003), we explained that "MD&A should not be merely a restatement of financial statement information in a narrative form. . . . A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects."

Liquidity and Capital Resources, page 70

2. We note that some of the original lenders to your senior secured credit facility have recently entered into agreements to be acquired by other banks. Please expand your disclosure to discuss the effect of these potential acquisitions on your credit facility.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Stephen M. Leitzell, Esq.
       Dechert LLP
       Cira Centre
       2929 Arch Street
       Philadelphia, Pennsylvania 19104